Exhibit 99.90

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use of our Form 51-101F2 dated March 8, 2023, and references to our name in the Registration Statement on Form 40-F of Kolibri Global Energy Inc. being filed with the U.S. Securities and Exchange Commission.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr., P.E.
Richard B. Talley, Jr., P.E.
Chief Executive Officer

Houston, Texas

September 29, 2023